SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alight, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

Michael L. Gravelle

c/o Cannae Holdings, Inc.

1701 Village Center Circle

Las Vegas, NV 89134

(702) 323-7330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,203,737*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,203,737*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,203,737*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.89%*
(14)	TYPE OF REPORTING PERSON CO

*See Item 5.

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,203,737*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,203,737*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,203,737*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.89%
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Class A common stock, $0.0001 par value per share (“Class A Common Stock”), of Alight, Inc. (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 4 Overlook Point, Lincolnshire, Illinois 60069.

Item 2. Identity and Background

This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1. Cannae Holdings, Inc., a Delaware corporation; and

2. Cannae Holdings, LLC, a Delaware limited liability company.

The address of the principal business office of the Reporting Persons is 1701 Village Center Circle, Las Vegas, Nevada 89134.

Information with respect to each director and executive officer of Cannae Holdings, Inc. and Cannae Holdings, LLC is set forth on Schedule A to this Statement.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Statement and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Items 4 and 6 of this Statement is incorporated by reference into this Item 3.

In connection with and immediately prior to the closing of the Business Combination (as defined below), Cannae Holdings, LLC purchased 15,000,000 shares of Class A common stock, par value $0.0001 per share, of FTAC (“FTAC Class A Common Stock”) and 5,000,000 warrants to purchase shares of FTAC Class A Common Stock (“FTAC Warrants”) for an aggregate purchase price of $150,000,000 pursuant to the Forward Purchase Agreement (as defined below). Pursuant to the Business Combination Agreement (as defined below), each share of FTAC Class A Common Stock was automatically converted into one share of Class A Common Stock and each FTAC Warrant was irrevocably modified and automatically converted into a warrant to purchase Class A Common Stock on the terms (“Alight Warrants”).

Additionally, immediately prior to the closing of the Business Combination, Cannae Holdings, LLC purchased an aggregate of 25,000,000 shares of Class A Common Stock for an aggregate purchase price of $250,000,000 pursuant to the Subscription Agreement (as defined below). The source of funds for the purchases described in Item 3 of this Statement was the working capital of Cannae Holdings, LLC.

Item 4. Purpose of the Transaction.

The information set forth or incorporated by reference in Items 5 and 6 of this Statement is incorporated by reference into this Item 4.

On July 2, 2021 (the “Closing Date”), the Reporting Persons acquired beneficial ownership of 44,203,737 shares of Class A Common Stock and 5,000,000 Alight Warrants in connection with the Business Combination. The Reporting Persons generally intend to dispose of some or all of these securities in the open market, in privately negotiated transactions, through derivative transactions, through public offerings, or otherwise, subject to market conditions, legal and regulatory requirements, and contractual limitations. The Reporting Persons make no commitment in terms of completing any dispositions or the timing of any such dispositions, which will depend on market conditions including the price of shares of

Class A Common Stock and Alight Warrants as applicable, from time to time, receive shares of Class A Common Stock and/or other securities of the Issuer or an affiliate of the Issuer for no additional consideration as a result of a distribution-in-kind based on the Reporting Persons’ economic interest in Trasimene Capital FT, LP in accordance with such entity’s organizational documents.

Further, the Reporting Persons intend to review their investment in the Issuer continually, and as may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the sale, transfer or other disposition of shares of Class A Common Stock or Alight Warrants or of other securities of the Issuer or subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”) in public or private transactions; (b) cause Issuer Securities to be distributed in kind to its investors, members, limited partners or other equityholders; (c) the purchase or other acquisition of additional Issuer Securities, in the open market, in privately negotiated transactions, in distributions-in-kind, or otherwise; (d) pledging, hypothecating, imposing a lien on, using as a security interest or otherwise encumbering the Issuer Securities; (e) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (g) changes in the present board of directors or management of the Issuer; (h) a material change in the present capitalization or dividend policy of the Issuer; (i) other material changes in the Issuer’s business or corporate structure; (j) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (k) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (l) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (m) any action similar to those enumerated above.

The Reporting Persons expect to communicate with the Company’s board of directors (“Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. As further described in Item 6, the Investor Rights Agreement (as defined below) provides for certain rights and obligations of the Reporting Persons relating to the nomination of directors to the Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as a director of the Company.

Item 5. Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5. The beneficial ownership information that follows is as of July 2, 2021, assuming that the Alight Warrants beneficially owned by the Reporting Persons, are exercisable as of such date.

(a) As of July 2, 2021, the Reporting Persons may be deemed to beneficially own an aggregate of 44,203,737 shares of Class A Common Stock and 5,000,000 shares of Class A Common Stock issuable upon the exercise of 5,000,000 Alight Warrants, which constitutes approximately 10.89% of the Issuer’s outstanding Class A Common Stock based on 446,790,011 shares of Class A Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K filed with the Commission on July 12, 2021 plus the 5,000,000 Alight Warrants beneficially owned by the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows (7) through (10) of the cover pages hereof.

(c) Other than as disclosed in Item 4 of this Statement, the Reporting Persons have not effected any transactions in the Issuer’s securities during the past 60 days.

(d) The responses of the Reporting Persons to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference. Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such fund. Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6.

On July 2, 2021, pursuant to that certain Subscription Agreement, dated as of January 25, 2021, with Foley Trasimene Acquisition Corp. (“FTAC”) and the Company (the “Subscription Agreement”), Cannae Holdings, LLC., a wholly-owned subsidiary of Cannae Holdings, Inc., purchased from the Company 25,000,000 shares of Class A Common Stock at a purchase price of $10.00 per share (the “PIPE Investment”). The closing of the PIPE Investment was subject to the satisfaction or waiver of all conditions to closing set forth in that certain Amended and Restated Business Combination Agreement, dated April 29, 2021, by and among the Company, FTAC, Tempo Holding Company, LLC and certain other parties thereto, as amended (the “Business Combination Agreement”), and on the transactions contemplated by the Business Combination Agreement (the “Business Combination”) being consummated immediately following the closing of the PIPE Investment. In connection with the PIPE Investment, the Company paid Cannae Holdings, LLC a fee of $5,000,000 upon the closing of the Business Combination, in lieu of any fee that would have otherwise been payable to the Company’s placement agents in connection with the PIPE Investment.

Forward Purchase Agreement

On July 2, 2021, pursuant to that certain Forward Purchase Agreement, dated as of May 8, 2020, by and between FTAC and Cannae Holdings, Inc., as assigned by Cannae Holdings, Inc. to Cannae Holdings, LLC pursuant to an assignment and Assumption Agreement dated as of January 25, 2021 (collectively, the “Forward Purchase Agreement”), immediately prior to the closing of the Business Combination, Cannae Holdings, LLC purchased, on a private placement basis, 15,000,000 shares of FTAC Class A Common Stock and 5,000,000 FTAC Warrants for an aggregate purchase price of $150,000,000, on the terms and conditions set forth in the Forward Purchase Agreement.

Investor Rights Agreement

In connection with the consummation of the Business Combination, the Company entered into an Investor Rights Agreement with Cannae Holdings, LLC, Bilcar FT, LP, Trasimene Capital FT, LP and THL FTAC LLC (collectively with the Cannae Holdings, LLC, Bilcar FT, LP and Trasimene FT, LP, and together with their respective affiliated transferees, the “Sponsor Investors”) and certain other investors, setting forth the terms by which the Company agreed to provide certain rights.

Pursuant to the terms of the Investor Rights Agreement, following the Closing Date, for so long as the Sponsor Investors beneficially own at least 50% of the aggregate outstanding number of shares of capital stock of the Issuer entitled to vote generally in the election of directors to the Board (“Voting Securities”) held by the Sponsor Investors on the Closing Date, (i) the Sponsor Investors (through the applicable Sponsor designator under the Investor Rights Agreement) will have the right to designate three directors and Cannae Holdings, LLC (or, if Cannae Holdings, LLC or its affiliated transferees are no longer party to the Investor Rights Agreement, the applicable designator for the Sponsor Investors at such time) will have the right, jointly with certain investors affiliated with The Blackstone Group, Inc. (the “Blackstone Investors” and together with the Sponsor Investors, the “Investors”), to designate one director. If the Sponsor Investors hold less than 50% of the Voting Securities held by the Sponsor Investors on the Closing Date, they will have the right to designate (1) if they collectively beneficially own at least 7.5% of the aggregate outstanding Voting Securities, three directors, (2) if they collectively beneficially own at least 6.25% (but less than 7.5%) of the aggregate outstanding Voting Securities, two directors, and (3) if the Sponsor Investors collectively beneficially own at least 2.5% (but less than 6.25%) of the aggregate outstanding Voting Securities, one director. In addition, Cannae Holdings, LLC (or, if Cannae Holdings, LLC or its affiliated transferees are no longer party to the Investor Rights Agreement, the applicable designator for the Sponsor Investors at such time) will have the right, jointly with the Blackstone Investors, to designate one director, and to consent to any individual nominated for election to the Board seat initially occupied by the chief executive officer of the Issuer, for so long as the Sponsor Investors collectively beneficially own at least 7.5% of the aggregate outstanding Voting Securities.

Pursuant to the Investor Rights Agreement, each Investor agrees with the Company to vote all Voting Securities beneficially owned by such Investor in favor of the slate of directors nominated by or at the direction of the Board or a duly authorized committee thereof in connection with each vote taken or written consent executed in connection with the election of directors to the Board. In addition, each Investor agrees with the Company not to seek to remove or replace any other Investor’s designees.

The foregoing description of the Forward Purchase Agreement, Subscription Agreement, and Investor Rights Agreement are not complete and are qualified in their entirety by reference to the text of such agreements, copies of which is attached as Exhibits 3, 4, and 5, to this Statement, respectively, and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of July 12, 2021, by and among the Reporting Persons (filed herewith).

2	Amended and Restated Business Combination Agreement, dated as of April 29, 2021 by and among Foley Trasimene Acquisition Corp., Alight Inc., Tempo Holding Company, LLC and certain other parties thereto (incorporated by reference to Exhibit 2.1 of FTAC’s Current Report on Form 8-K, filed with the Commission on April 30, 2021).

3	Forward Purchase Agreement, dated as of May 8, 2020, between FTAC and Cannae Holdings, Inc. (incorporated by reference to Exhibit 10.10 to FTAC’s registration statement on Form S-1, filed with the Commission on May 21, 2020).

4	Subscription Agreement dated as of January 25, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K of Cannae Holdings, Inc. filed with the Commission on January 27, 2021.

5	Investor Rights Agreement, dated as of July 2, 2021, by and among Alight, Inc., the Sponsor Investors, the Blackstone Investors and certain other investors as of the date thereof, and each of the other persons that from time to time become party thereto (incorporated by reference to Exhibit 10.3 to Alight’s form 8-K filed with the Commission on July 12, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021

CANNAE HOLDINGS, INC.

By:	/s/ Michael L. Gravelle

Name:	Michael L. Gravelle
Title:	Attorney-in-Fact for Cannae Holdings, Inc.

CANNAE HOLDINGS, LLC

By:	/s/ Michael L. Gravelle

Name:	Michael L. Gravelle
Title:	Attorney-in-Fact for Cannae Holdings, LLC

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons (other than those Reporting Persons that are natural persons) are set forth below. The present principal occupation or employment of each of the executive officers and directors of the Reporting Persons also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

Cannae Holdings, Inc.

Name (1)	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Securities Beneficially Owned
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(1)	United States	3,634,722
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	(1)	United States	1,884
Hugh R. Harris	Director of Cannae Holdings, Inc.	(1)	United States	35,364
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	(1)	United States	22,864
Mark D. Linehan	Chief Executive Officer of Wynmark Company	(1)	United States	6,949
Frank R. Martire	Executive Chairman of NCR Corporation	(1)	United States	306,803
Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(1)	United States	299,536
Erika Meinhardt	Executive Vice President of FNF	(1)	United States	112,033
Barry B. Moullet	Principal of BBM Executive Insights, LLC	(1)	United States	1,884
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	(1)	United States	12,410
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	(1)	United States	430,836
David W. Ducommun	President of Cannae Holdings, Inc.	(1)	United States	88,606
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(1)	United States	3,000
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(1)	United States	150,452

(1)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Amount of Securities Beneficially Owned
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(1)	United States	3,000
David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(1)	United States	88,606
William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(1)	United States	3,634,722
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(1)	United States	150,452
Spencer R. Jaffe	Vice President, Corporate Finance, Cannae Holdings, LLC	(1)	United States	0
Cannae Holdings, Inc.	Managing Member, Cannae Holdings, LLC	(2)	Delaware	(2)

(1)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(2)	Cannae Holdings, Inc. is the Managing Member of Cannae Holdings, LLC. See above and Items 2 and 5 of this Statement.